February 3, 2009

A. William Stein
Chief Financial Officer and Chief Investment Officer
Digital Realty Trust, Inc.
560 Mission Street
Suite 2900
San Francisco, CA 94105

       Re: **Digital Realty Trust, Inc.**
              Form 10-K for the year ended December 31, 2007
              Response Letter submitted January 12, 2009

              Schedule 14A
              Filed April 4, 2008
              File No. 001-32336

Dear Mr. Stein:

      We have reviewed your filings and have the following comments. Unless otherwise indicated in the comment, please provide the requested disclosure in future filings and tell us how you plan to comply. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K

Distributions, page 54

1.	We note your response to prior comment 2. Please confirm that in future filings you will specifically disclose the dollar amount of distributions paid from borrowings and any other source other than cash flows from operations.

Schedule 14A

Executive Compensation, page 15

Peer Group Review, page 16

2.	We note your response to comment 7 of our letter. To the extent that a comparison to peer group compensation was material to a compensation award, please disclose how the compensation award compared to the peer group. For example, we note disclosure on page 19, which indicates that the committee decided to increase Mr. Stein's total base salary and annual incentive bonus target after considering those amounts relative to the peer group as well as Mr. Stein's overall performance.

Annual Incentive Bonuses, page 18

3.	We note your response to comment 8 of our letter. Please confirm that you will disclose the individual performance goals and other factors taken into account in determining the annual incentive bonus for each officer.

2007 Long-Term Incentive Units Awards, page 20

4.	We note your response to comment 9 of our letter. Please confirm that you will disclose the individual performance goals and other factors taken into account in determining the long-term incentive award for each officer.

5.	We note your response to comment 10 of our letter. Please clarify the conditions necessary for the long-term incentive units to vest. In addition, please explain in more detail how the units will receive full parity with the common units. Currently, it is not clear how you would measure the capital account balance of a common unit holder or how you would determine special allocations of income and gain with respect to the long-term incentive units.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Stacie Gorman at (202) 551-3585 or me at (202) 551-3785 with any other questions.

Sincerely,

Karen J. Garnett
Assistant Director